

July 10, 2013

Via E-mail
Michael J. Foster
Senior Vice President, General Counsel & Secretary
Tronox Limited
One Stamford Plaza
263 Tresser Boulevard, Suite 1100
Stamford, Connecticut 06901

> **Re: Tronox Limited**
> **Registration Statement on Form S-4**
> **Filed June 14, 2013**
> **File No. 333-189308**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 001-35758**

Dear Mr. Foster:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that in certain circumstances the parent guarantor, Tronox Limited, may be released from its guarantee of the notes. Please provide us with your analysis as to how the guarantees constitute "full and unconditional" guarantees as required to rely on Rule 3-10 of Regulation S-X in light of the existence of the parent guarantor release provisions.

2.   We note that you are registering the Exchange Notes in reliance on our position in Exxon Capital Holdings, Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC

No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters, and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

3.   Please disclose in the Table of Additional Registrants, and elsewhere as appropriate, that all of the guarantor subsidiaries are 100% owned by Tronox Limited and that the guarantees are full and unconditional and joint and several, to the extent accurate. Where you disclose that the guarantees are full and unconditional, please also describe the circumstances when a guarantor may be released.

Prospectus Cover Page

4.   Please revise the cover page to reflect that you are also registering the guarantees since the guarantees constitute a separate security. Please refer to Item 501(b)(2) of Regulation S-K.

Exhibits 5.1 – 5.6

5.   Please have counsel revise opinion 5.2 to remove the language stating that it is not qualified to practice law in the State of Delaware. Such a disclaimer suggests that counsel's opinion relating to Delaware law may not be relied upon.

6.   Please remove any language in the opinions that limits the ability of purchasers in the offering to rely on the opinions. We note, for example, the language in Exhibit 5.3 that counsel disclaims all responsibility to any person other than the issuer and that no person that the letter is provided to pursuant to paragraph 3.4 of the opinion may rely on the opinion. We note similar language in Exhibit 5.4 that actions or claims relating to the opinion may only be brought in the courts of The Hague as well as limitations of counsel's liability. Such limitations are not acceptable. Please revise accordingly.

7.   We note that in Exhibit 5.4 counsel has assumed that Tronox Worldwide Pty Limited will be duly authorized to execute, as General Partner of Tronox Holdings Europe C.V., the guarantee. This assumption undermines the opinion of counsel on page three that Tronox Worldwide Pty Limited has the corporate power to execute, in its capacity as general partner of Tronox Holdings Europe C.V., the guarantee. To the extent that counsel is relying on Australian counsel to provide the opinion with respect to Tronox Worldwide Pty Limited's ability to execute the guarantee on the behalf of Tronox Holdings Europe C.V., please ensure that Australian counsel includes such an opinion in Exhibit 5.1.

8.   Please remove the language in the opinions stating that counsel's review was limited to only a specific set of documents or searches. We note, for example, the language in Schedule 3 of Exhibit 5.1 that counsel made no searches or independent investigations aside from those listed, and the language in Exhibits 5.4 and 5.5 that counsel reviewed

and relied "exclusively" or "solely" on specific documents. Such a limitation implies that additional diligence might have been required to issue the opinion. We will not object to counsel including a list of documents it reviewed provided that the language does not state or imply that these were the *only* documents reviewed by counsel.

9.   We have reviewed each of the opinions of counsel and note that they each contain lengthy lists of assumptions or qualifications that appear to be neither necessary nor appropriate. We recognize that certain assumptions are appropriate and necessary, such as that the documents reviewed or relied upon in giving the opinion are true and correct copies, or that the signatures on documents are genuine, or other assumptions covering matters that appear to be essential to rendering the opinion given. However, many of the assumptions and qualifications included are either overly broad or gratuitous or appear to be matters counsel could determine through its diligence process. For example, we note certain assumptions or qualifications relating to whether the documents entered into by the registrants are in their best interest; whether the registrants are solvent or have taken any action for winding-up or liquidation; whether there are any pending regulatory or legislative proposals than may impact the opinion; that there are no restrictions on the registrant which would affect the ability to provide the opinion; whether the appointment of a guarantor would be deemed a power of attorney which may terminate without notice; and whether there are provisions in other documents not reviewed that are inconsistent with the opinions. We also note that there are many assumptions, the purpose of which is unclear, such as the assumptions that the company maintains its "centre of main interests" or does not maintain an "establishment" in certain jurisdictions, as well as references to the compliance with various foreign laws and regulations such as Schedule 1A of the Insolvency Act or the Works Councils Act.

Please have each counsel revise its opinion to remove all assumptions or qualifications that undermine the opinion, are inconsistent with the staff's views contained in Section II.B.3 of Staff Legal Bulletin No. 19 (Oct. 14, 2011), or are unnecessary to the substance of the opinion rendered. To the extent counsel wishes to retain the assumptions contained in each of their respective opinions, please provide us with supplemental support justifying their inclusion. Please also provide us with a blackline version showing the revisions made to each opinion.

Undertakings

10.   Please include the undertakings in Item 512(a)(6) of Regulation S-K and Item 22 of Form S-4.

11.   Please remove the undertaking from Item 512(e) of Regulation S-K as it does not appear applicable to the registration statement.

Form 10-K for the Fiscal Year Ended December 31, 2012

Mineral Reserves, page 38

12.   This disclosure in your form 10-K is still under review and we may have comments when our review is completed.

Item 9A, page 114

13.   Please amend your Form 10-K for the year ending December 31, 2012, and your Form 10-Q for the period ending March 31, 2013, to provide the disclosures required by Item 307 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Al Pavot, Staff Accountant, at 202-551-3738 or Terence O'Brien, Accounting Branch Chief, at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or myself, at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Christian O. Nagler, Esq. (*via E-mail*)
        Kirkland & Ellis LLP